CIAN Plc. Form 13G.
1.	Bluemont International Limited.
2.	NA
3.	NA
4.	Republic of Seychelles
5.	6 572 901
6.	0
7.	6 572 901
8.	0
9.	6 572 901
10.	Not Applicable
11.	9.4%
12.	OO
Item 1.
(a)	Name of Issuer: Cian PLC
(b)	Address of Issuer Principal Executive Offices: 64
Agiou Georgiou Makri, Anna Maria Lena Court, Flat 201,
Larnaca, 6037, Cyprus.
Item 2.
(a)	Name of Person Filing: Bluemont International Limited
(b)	Address or Principal Business Office: 1st Floor, # 5
DEKK House, De Zippora Street, P.O. Box 456, Providence Industrial Estate, Mahe, Republic of Seychelles.
(c)	Citizenship of the Reporting Person is: Bluemont
International Limited is organized under the laws of the
Republic of Seychelles.
(d)	Title of Class of Securities: Ordinary shares, par
value $0.0004 per ordinary share.
(e)	CUSIP Number: 83418T108.
Item 3.
Not applicable.
Item 4.
Ownership (a-c)
The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of December 1, 2022, based upon 69,959,548 Ordinary Shares outstanding.
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another
Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the
Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
Not applicable.

After reasonable inquiry and to the best of my knowledge and belief,
 I certify that the information set forth in this statement is true, complete and correct.

Date: 8/4/2023 Bluemont International Limited.